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                                                                      EXHIBIT 12

                               NETWORK PLUS CORP.

                             COMPUTATION OF RATIOS
                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES


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                                                    YEAR ENDED DECEMBER 31,
                                        -------------------------------------------------
                                        1995      1996      1997        1998         1999
                                        ----      ----      ----        ----         ----
EARNINGS
Net income (loss) before income
  taxes ...........................    $4,007    $1,475    $(3,149)    $(5,289)    $(31,893)
Combined fixed charges ............       207       542        801       3,899       15,547
                                       ------    ------    -------     -------     --------
      Total Earnings ..............    $4,214    $2,014    $(2,348)    $(1,390)    $(16,346)

COMBINED FIXED CHARGES
Interest expense ..................    $   40    $  313    $   557     $ 1,474     $  3,804
Preferred stock dividends and
  accretion of issuance costs and
  discount ........................        --        --         --       2,005       10,725
Interest portion of operating lease
  rentals .........................       167       229        244         420        1,018
                                       ------    ------    -------     -------     --------
      Total Combined Fixed
        Charges ...................    $  207    $  542    $   801     $ 3,899     $ 15,547

RATIO OF EARNINGS TO
  COMBINED FIXED CHARGES ..........      20.4x      3.7x      (2.9)x     (0.36)x      (1.05)x
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